SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212


03029857

September 4, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Encl.

dlw 9/9

United States Sec Filing
September 4, 2003

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Release

1. Sultan Minerals Identifies Structural Controls to Gold Mineralization on Kena Project, dated August 11, 2003
2. Sultan Minerals Closes $250,000 Private Placement Financing

B. Correspondence with Securities Commissions

1. Form 45-102F2 – dated August 14th, 2003
2. Material Change Report, dated August 15, 2003
3. BC Form 51-901F with Interim Financial Statements for period ended June 30,2003
4. Confirmation of mailing of BC Form 51-901F with Interim Financial Statements for period ended June 30,2003

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

August 11, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS IDENTIFIES STRUCTURAL CONTROLS TO GOLD MINERALIZATION ON KENA GOLD PROJECT

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to report that it has now completed the initial trenching phase of its summer exploration program on the Kena Gold Property, located north of Ymir in south-eastern British Columbia. Twenty trenches were excavated around four diamond drill holes where high-grade gold intersections were obtained along the recently identified high-grade corridor.

In conjunction with the trenching program, consulting geologist Dr. Trygve Hoy was commissioned to undertake a detailed mapping program along the high-grade corridor. Dr. Hoy's study involved identifying and mapping structures found in trenches, drill core and surface outcrops in order to better understand the regional and local controls to gold mineralization and to suggest areas for continued exploration. The study is now complete and Dr. Hoy's preliminary report states that four structural events have been recognized on the Kena Property. These may be described as Phase 1, Phase 2, Phase 3 and Phase 4 structures.

Dr. Hoy concludes that on a regional scale, gold appears to be mainly controlled by proximity to the Elise volcanic – Silver King intrusive contact and a regional magnetic low that appears to reflect a north-northwest trending structural zone marked by Phase 2 shears. This zone crosses the northern part of the Silver King intrusive, trends through the Gold Mountain Discovery Area and extends southward along the margin of the Silver King intrusive to the South Gold Zone. Also on a regional scale this magnetic low feature coincides with areas that are cut by late, northeast trending, Phase 3 fractures or fault zones. The study found that the Phase 2, Phase 3 and late north-northwest trending Phase 4 structures are important in locally upgrading gold zones.

The encouraging results from this structural mapping program, combined with the information obtained from the recently completed surface trenching program will assist in determining high grade gold target areas to be tested by follow up diamond drilling scheduled for mid September. The trenches have all been completely chip sampled and assay results are expected in approximately 2 weeks.

The high-grade corridor was defined by an airborne magnetic survey and diamond drilling program completed late in 2002. Peter E. Walcott and Associates (geophysical contractor) has recently been contracted to undertake a 12 line-kilometre ground magnetic survey over the northern portion of the Kena Property. The ground magnetic survey will attempt to trace the high-grade gold corridor north to the vicinity of the recently acquired Athabasca gold mine (See News Release of March 4, 2003).

A.G. Troup, P.Eng., President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 11, 2003, of private placement units consisting of an aggregate 1,250,000 common shares and 625,000 warrants to purchase up to an additional 625,000 common shares of the Company and Finder's Fee Compensation Warrant to Canaccord Capital Corporation to purchase up to 125,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 14th day of August 2003.

SULTAN MINERALS INC.

By: "Shannon Ross"
Shannon Ross, Secretary

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

August 15, 2003

Ticker Symbol: **SUL**-TSX Venture Exchange
SEC 12g3-2(b): 82-4741

SULTAN MINERALS
CLOSES $250,000 PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. ("SUL"-TSX Venture) is pleased to announce the closing of a non-brokered private placement of 1,250,000 flow-through units at $0.20 per unit for total proceeds of $250,000. Each unit is comprised of one flow-through common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 until February 11, 2005.

Canaccord Capital Corporation received a finder's fee consisting of a cash payment equal to 8% of the gross proceeds derived from the private placement, and a non-transferable compensation warrants equal to 10% of the total number of units sold. Each non-transferable compensation warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 until February 11, 2005.

Proceeds from the private placement will be used to fund exploration programs in British Columbia and Manitoba.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the finder's fee are subject to a four-month hold period expiring December 12, 2003, and may not be traded except as permitted by the British Columbia *Securities Act,* the *Securities Rules* made thereunder, and the TSX Venture Exchange.

Shannon M. Ross, CA
Secretary & CFO

For further information please contact:
Investor Relations at LMC Management Services Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

August 11, 2003

Item 3. **Press Release**

August 15, 2003

Item 4. **Summary of Material Change**

Sultan Minerals Inc. Closes $250,000 Non-Brokered Private Placement

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Arthur G. Troup
President and Chief Executive Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

August 15, 2003
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Secretary and CFO
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

August 15, 2003

Ticker Symbol: **SUL**-TSX Venture Exchange
SEC 12g3-2(b): 82-4741

SULTAN MINERALS
CLOSES $250,000 PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. ("SUL"-TSX Venture) is pleased to announce the closing of a non-brokered private placement of 1,250,000 flow-through units at $0.20 per unit for total proceeds of $250,000. Each unit is comprised of one flow-through common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 until February 11, 2005.

Canaccord Capital Corporation received a finder's fee consisting of a cash payment equal to 8% of the gross proceeds derived from the private placement, and a non-transferable compensation warrants equal to 10% of the total number of units sold. Each non-transferable compensation warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 until February 11, 2005.

Proceeds from the private placement will be used to fund exploration programs in British Columbia and Manitoba.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the finder's fee are subject to a four-month hold period expiring December 12, 2003, and may not be traded except as permitted by the British Columbia *Securities Act,* the *Securities Rules* made thereunder, and the TSX Venture Exchange.

Shannon M. Ross, CA
Secretary & CFO

For further information please contact:
Investor Relations at LMC Management Services Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) *material contracts or commitments;*
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under *Category of Filing: Continuous Disclosure and Filing Type: Interim* Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
SULTAN MINERALS INC.	JUNE 30, 2003	2003 AUG 29

ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
SHANNON ROSS		SECRETARY		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
invrel@langmining.com		www.sultanminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
A. Troup	ARTHUR G. TROUP	2003 AUG 29
F.A. Lang	FRANK A. LANG	2003 AUG 29

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
June 30, 2003
(unaudited – prepared by management)

SULTAN MINERALS INC.

BALANCE SHEETS

(Unaudited - prepared by management)

	June 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 559,681	$ 492,642
Taxes recoverable	9,296	33,858
Due from related parties (Note 5)	33,814	71,321
Prepaid expenses	30,039	20,689
	632,830	618,510
Reclamation deposits	26,500	26,500
Investments (Note 3)	3,913	3,913
Equipment	1,847	2,855
Mineral property interests (see schedule)	4,234,025	4,181,978
	$ 4,899,115	$ 4,833,756
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 53,650	$ 240,908
Due to related parties (Note 5)	-	5,626
	53,650	246,534
Shareholders' equity		
Share capital (Note 4)	12,584,077	12,117,977
Contributed surplus	19,752	19,752
Deficit	(7,758,364)	(7,550,507)
	4,845,465	4,587,222
	$ 4,899,115	$ 4,833,756

Approved by the Board

/s/Arthur G. Troup
Arthur G. Troup
Director

/s/Frank A. Lang
Frank A. Lang
Director

SULTAN MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Expenses (Income)				
Legal, accounting and audit	$ 22,427	$ 12,943	$ 25,764	$ 16,212
Management fees	7,500	-	15,000	-
Office and administration	12,963	1,762	18,517	6,717
Property investigations	2,250	11,854	2,724	12,634
Salaries and benefits	56,045	55,930	96,214	88,044
Shareholder communications	38,992	52,568	60,977	85,457
Travel and conferences	6,591	-	8,570	2,716
Property operator fees	(2,032)	-	(6,671)	-
Interest and other income	(11,222)	(2,154)	(13,238)	(4,457)
	133,514	132,903	207,857	207,323
Loss for the period	(133,514)	(132,903)	(207,857)	(207,323)
Deficit, beginning of period	(7,624,850)	(7,337,339)	(7,550,507)	(7,262,919)
Deficit, end of period	$ (7,758,364)	$ (7,470,242)	$ (7,758,364)	$ (7,470,242)
Loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	37,559,612	33,628,124	36,264,818	33,110,775

SULTAN MINERALS INC.

STATEMENTS OF CASH FLOWS

(Unaudited - prepared by management)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Cash provided by (used for)				
Operations				
Loss for the period	$ (133,514)	$ (132,903)	$ (207,857)	$ (207,323)
Items not involving cash				
Stock option compensation	-	9,737	-	9,737
	(133,514)	(123,166)	(207,857)	(197,586)
Changes in non-cash working capital				
Accounts receivable	(9,296)	60,712	24,562	54,918
Due from related parties	40,511	-	37,507	-
Due to related parties	(5,626)	-	(5,626)	-
Prepaid expenses	(9,490)	-	(9,350)	-
Accounts payable and accrued liabilities	(28,649)	(33,323)	(187,258)	(30,578)
	(146,064)	(95,777)	(348,022)	(173,246)
Investments				
Mineral property interests:		-		
Acquisition costs	(11,221)	(17,469)	(16,390)	(22,943)
Exploration and development costs	(9,797)	(115,296)	(9,949)	(359,607)
Equipment	-	(2,030)	-	(2,030)
	(21,018)	(134,795)	(26,339)	(384,580)
Financing				
Common shares issued for cash	-	151,125	441,400	174,750
Increase (decrease) in cash and cash equivalents during the period	(167,082)	(79,447)	67,039	(383,076)
Cash and cash equivalents, beginning of period	726,763	965,820	492,642	1,269,449
Cash and cash equivalents, end of period	$ 559,681	$ 886,373	$ 559,681	$ 886,373
Supplemental information				
Shares issued for mineral property interests	$ 14,200	$ 20,400	$ 24,700	$ 31,900
Shares issued for corporate finance fee	$ -	$ -	$ 10,500	$ -
Amortization included in mineral property interests	$ 504	$ -	$ 1,008	$ -

SULTAN MINERALS INC.

Notes to Financial Statements
Six months ended June 30, 2003 and 2002
(unaudited – prepared by management)

The accompanying financial statements for the interim periods ended June 30, 2003 and 2002, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002.

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements. The Company has working capital as at June 30, 2003, of $579,180.

Without continuing external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there will always be substantial doubt as to the Company's ability to operate as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. Mineral property interests

<u>Kinross Agreement</u>

In September 2002, the Company entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These expenditures were the first stage in an option agreement whereby Kinross may earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, would have given Kinross a 60% interest in the property. Expenditures of $3 million were to be incurred by September 4, 2005.

The Company acted as project operator and manager and received a project operator overhead recovery fee of 10% of the direct costs incurred over the period to September 4, 2003. Kinross could then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross have elected to continue to incur expenditures after the first year of the Agreement, Kinross was to make annual cash payments to the Company in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

2. Mineral property interests (continued)

<u>**Kinross Agreement**</u>

In June 2003 the Company and Kinross mutually agreed to terminate the Agreement in order to facilitate the continued exploration and development of the Kena Property. The Company accepted from Kinross 50% of the outstanding balance of the minimum expenditure commitment.

Athabasca Claim Group

The Company entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia (the "Property"). The agreement allows the Company to obtain a 100% interest in and to the Property by making payments of $50,000 and issuing 200,000 common shares (50,000 issued) to the Optionor over a three-year period. Upon completion of the obligations, the Company will hold a 100% interest in the Property subject only to a 3.0% Net Smelter Return royalty from the production of gold and silver and a 1.5% Net Smelter Return royalty from the production of other metals (collectively the "NSR"). The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production; and

Manitoba Mineral Lease

The Company acquired a 30,000 hectare mineral lease in northern Manitoba.

3. Investments

	Number of Shares	Book Value June 30, 2003	Book Value June 30, 2002
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913

The quoted market value of the above securities as at June 30, 2003, was $3,431 - (2002 - $1,204).

4. Share capital

The authorized share capital of the Company consists of 500,000,000 common shares without par value and 50,000,000 preferred shares without par value.
Common shares issued and outstanding are as follows:

	Numberof Shares	Amount
Balance, December 31, 2002	34,902,194	$12,117,977
Issued for cash		
Stock options exercised at $0.15	15,000	2,250
Private placement at $0.20, less issue costs	2,500,000	428,650
Issued for non-cash items		
Kena property payment at $0.21	50,000	10,500
Starlight claim group payment at $0.185	20,000	3,700
Athabasca property payment at $0.21	50,000	10,500
Corporate finance fee at $0.21	50,000	10,500
Balance, June 30, 2003	37,587,194	$12,584,077

SULTAN MINERALS INC.

4. **Share capital (continued)**

(a) Stock options

The Company approved a stock option plan at its annual general meeting of shareholders held in June 2003. The plan allows for the issuance of up to 7,513,438 stock options. Prior to the adoption of the stock option plan, the Company followed the policies of the TSX Venture Exchange which allows for the issuance of up to 10% of the issued and outstanding shares, or at June 30, 2002, 3,392,321 stock options. At June 30, 2003, there were 2,891,000 (2002 – 3,056,000) stock options outstanding at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for periods up to five years.

(b) Share purchase warrants

At June 30, 2003, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
300,000	0.30	October 9, 2003
1,999,999	0.30	August 13, 2003
500,000	0.32	January 18, 2004
150,000	0.28	January 18, 2004
1,625,000	0.25	September 30, 2004
4,574,999		

5. **Related party transactions and balances**

Services rendered:		2003		2002
LMC Management Services Ltd.	$	162,417	$	153,221
Lang Mining Corporation	$	15,000	$	--
Legal fees	$	16,191	$	--

Balances receivable from (payable to):		2003		2002
Cream Minerals Ltd.	$	4,044	$	--
ValGold Resources Ltd.	$	6	$	--
LMC Management Services Ltd.	$	29,764	$	(1,503)
Lang Mining Corporation	$	--	$	(856)
	$	33,814	$	(2,359)
Emgold Mining Corporation	$	--	$	4,419
ValGold Resources Ltd.	$	--	$	255
Cream Minerals Ltd.	$	--	$	94
	$	--	$	4,768

6. Subsequent events

Subsequent to June 30, 2003, the Company:

(i) Completed a non-brokered private placement with several placees for the issue of 1,250,000 flow-through units at $0.20 per unit for total proceeds of $250,000. Each unit is comprised of one flow-through common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 for a period of 18 months from the date of closing of the private placement. A finder's fee consisting of a cash payment equal to 8% of the gross proceeds derived from the private placement, and 125,000 non-transferable compensation warrants (equal to 10% of the total number of units sold). Each non-transferable compensation warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 for a period of 18 months from the date of closing of the private placement. Proceeds from the private placement are to be used to fund exploration programs in British Columbia and Manitoba.

(ii) Made a property payment of 50,000 common shares at a value of $0.195 per share on the Silver King property.

(iii) Issued an additional 137 common shares to account for fractional rounding from changes processed from prior share consolidations. No value was attached to these shares.

SULTAN MINERALS INC.

SCHEDULES OF MINERAL PROPERTY INTERESTS

(Unaudited - prepared by management)

	June 30, 2003	December 31, 2002
Jersey-Emerald Property, British Columbia		
Acquisition costs		
Balance, beginning of period	$ 662,946	$ 662,120
Incurred during the period	825	826
Balance, end of period	663,771	662,946
Exploration and development costs		
Assays and analysis	-	106
Geological	1,001	4,873
Site activities	-	25,050
Travel and accommodation	75	-
Incurred during the period	1,076	30,029
Balance, beginning of period	1,248,763	1,218,734
Balance, end of period	1,249,839	1,248,763
	1,913,610	1,911,709
Kena Property, British Columbia		
Acquisition costs		
Balance, beginning of period	294,791	151,517
Incurred during the period	40,265	161,597
Balance, end of period	335,056	313,114
Exploration and development costs		
Assays and analysis	(2,042)	92,071
Drilling	-	278,050
Geological	7,552	405,199
Site activities	220	21,733
Travel and accommodation	1,616	37,834
Incurred during the period	7,346	834,887
Balance, beginning of period	1,974,956	1,140,069
Balance, end of period	1,982,302	1,974,956
Write down of mineral property	-	(18,324)
	2,317,358	2,269,746
Manitoba property		
Exploration and development costs		
Incurred during the period	2,534	523
Balance, beginning of period	523	-
Balance, end of period	3,057	523
Total mineral property interests	$ 4,234,025	$ 4,181,978

SULTAN MINERALS INC.
QUARTERLY REPORT
June 30, 2003

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in the unaudited financial statements.

2. Related party transactions

See note 5 to the unaudited financial statements for the six months ended June 30, 2003.

3. (a) Securities issued during the three months ended June 30, 2003

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
April 30, 2003	Common	Property payment	50,000	0.21	10,500	Property payment	Nil
May 24, 2003	Common	Property payment	20,000	0.185	3,700	Property payment	Nil

(b) Options granted during the three months ended June 30, 2003

Nil

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at June 30, 2003

37,587,194 common shares are issued and outstanding. See note 4 to the unaudited financial statements for the six months ended June 30, 2003, attached in Schedule A.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
50,000	0.21	August 25, 2004
675,000	0.15	April 14, 2005
640,000	0.21	August 31, 2006
751,000	0.40	October 19, 2006
775,000	0.32	May 16, 2007
2,891,000		

(ii) Warrants Outstanding

See note 4 to the unaudited financial statements for the six months ended June 30, 2003, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO

SULTAN MINERALS INC.
Quarterly Report – June 30, 2003

Schedule C: Management Discussion and Analysis

Property Review

THE KENA GOLD PROPERTY, BC:

In 2002 exploration of the Kena Property, in the Kootenay District of British Columbia, centered on the Gold Mountain Zone where porphyry related gold mineralization was identified by diamond drilling in 2001. Field programs involved testing the Gold Mountain Zone and surrounding areas of the property in search of high-quality and long-life ore bodies. The mineralized zones were traced out with geology, geophysics and geochemistry, and tested with 83 diamond drill holes. During the six months ended June 30, 2003 ("fiscal 2003"), compilation of reports for the 2002 drilling program was completed and analyzed. From this analysis, exploration programs for 2003 were planned.

Geophysical and geological surveys show an 18 kilometre long, gold bearing, alteration corridor that trends northwest along the length of the property. Within this important alteration corridor, geochemistry shows several centres of strong gold soil anomalies enclosed by an extensive zone of gold enrichment that is more than 8 kilometres long and more than 1 kilometre wide. The Gold Mountain Zone is located over the northern end of this alteration corridor.

Diamond drilling on the Gold Mountain Zone successfully identified four important styles of mineralization, which hold potential for both large open-pit gold deposits as well as very high-grade, underground mining targets. Of particular interest were high-grade assays obtained from three diamond drill holes that intersected the centre of the northwest trending geophysical and geochemical corridor located 350 metres west of the Gold Mountain Zone discovery area. With gold intersections ranging from 11.82 grams/tonne to 34.44 grams/tonne along a 2.0 kilometre long section of the structural corridor, these three holes suggest that a previously unrecognized high-grade feeder zone may be present.

As a result of the important geological knowledge gained from the 2002 work program, several additional contiguous prospective properties were acquired along the important structural corridor. With these acquisitions, Sultan's land holdings now total 80 square kilometres covering a strike length of almost 20 kilometres.

In September 2002 Sultan entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. This was to be the first-stage expenditures under the Agreement, whereby Kinross was to earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, would have given Kinross a 60% interest in the property. Expenditures were to total $4 million by September 4, 2005, with an additional $6 million thereafter.

Sultan acted as project operator and manager and received a fee of 10% of the direct costs incurred over the period to June 2003 when Sultan and Kinross agreed to discontinue the Agreement entered into in September 2002. At the time of the discontinuance of the Agreement, Kinross had incurred expenditures of $973,780. While Kinross was prepared to honour its commitment, it was agreed that termination of the option agreement at this time was preferable, having regard to Kinross' change in corporate objectives since its merger with TVX and Echo Bay, as well as financial commitments elsewhere.

In order to facilitate the continued exploration and development of the Kena Property, Sultan and Kinross have mutually agreed to terminate the Agreement by payment from Kinross of 50% of the outstanding balance of the minimum expenditure commitment. As Sultan is well funded, this arrangement has allowed Sultan to immediately proceed with exploration of the Kena Property.

Sultan has enjoyed its working relationship with Kinross and appreciates the assistance that Kinross has provided in advancing the Kena project. As well, Kinross has offered to introduce Sultan to other potential partners for the project.

SULTAN MINERALS INC.
Quarterly Report – June 30, 2003

Phase I of the 2003 program planned in consultation with Kinross' geologists commenced in June 2003. The Phase I trenching program focused on four important, wide-spaced, gold intersections identified by diamond drilling along the recently identified high-grade gold corridor. Trenching was also carried out above the bonanza-grade gold shoots intersected in the Gold Mountain Zone discovery area where values of 172.1 g/t and 240.1 g/t were intersected. This work will allow the mineralizing structures to be identified, mapped and sampled in order to define drill collar locations for Phase II diamond drilling.

The high-grade corridor was only recently recognized, when results of an airborne geophysical survey completed in November 2002 were compared with results of the final holes of a diamond-drilling program completed in December 2002. Three diamond drill holes, 01GM-20, 02GM-53 and 02GM-62, put in west of the Gold Mountain Zone discovery area intersected high-grade gold mineralization along a prominent structural corridor marked by a magnetic low. These previously reported holes, tested a 1.9 kilometre strike length of the magnetic corridor, which appears to extend a distance of 5 kilometres to the South Gold Zone where another high-grade intersection was obtained from hole 02SG-04. Please visit the Company's website at www.sultanminerals.com to view the map.

The following table summarizes the previously reported gold assays from the four diamond drill holes that intersected this corridor.

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-20	64.00	66.00	2.00	15.56
02GM-53	122.00	124.00	2.00	11.82
02GM-62	80.97	83.00	2.03	34.44
02SG-04	53.00	58.00	5.00	8.10
including	54.00	56.00	2.00	12.63

Dosenberger Excavating of Balfour, BC, carried out the June 2003 trenching program. The first trench over diamond drill hole 02GM-62, located near the north end of a strong magnetic corridor which trends through the property for over 10 kilometres, intersected several narrow (1-3 centimetre wide) quartz veinlets trending parallel to a 4.5 metre wide mafic dyke which follows the magnetic structure. These quartz veinlets contain coarse visible gold.

Trenching was also carried out on the Gold Mountain Zone discovery area in order to obtain geological information on the nature of several Bonanza grade intersections discovered in 2001 and 2002. The previously reported Bonanza grade intersections in the Discovery area that were followed up during the current trenching program are shown below.

HOLE #	FROM (M)	TO (M)	WIDTH (M)	GOLD (G/T)
01GM-03	48.77	50.00	1.23	240.07
01GM-03	74.00	76.00	2.00	29.84
01GM-08	204.00	206.00	2.00	172.10
02GM-10ext	256.00	258.00	2.00	17.66
02GM-28	48.00	51.35	3.35	16.35
02GM-33	9.00	13.00	4.00	19.66
02GM-35	117.00	119.00	2.00	15.03
02GM-39	30.00	32.00	2.00	16.69

Twenty trenches were excavated around the four diamond drill holes that intersected the high-grade gold corridor. In conjunction with the trenching program, consulting geologist Dr. Trygve Hoy was commissioned to undertake a detailed mapping program along the high-grade corridor. Dr. Hoy's study involved identifying and mapping structures found in trenches, drill core and surface outcrops in order to better understand the regional and local controls to gold mineralization and to suggest areas for continued exploration. The study is now complete and Dr. Hoy's preliminary report states that four structural events have been recognized on the Kena Property. These may be described as Phase 1, Phase 2, Phase 3 and Phase 4 structures.

Dr. Hoy concludes that on a regional scale, gold appears to be mainly controlled by proximity to the Elise volcanic – Silver King intrusive contact and a regional magnetic low that appears to reflect a north-northwest trending structural zone marked by Phase 2 shears. This zone crosses the northern part of the Silver King intrusive, trends through the Gold Mountain Discovery Area and extends southward along the margin of the Silver King intrusive to the South Gold Zone. Also on a regional scale this magnetic low feature coincides with areas that are cut by late, northeast trending, Phase 3 fractures or fault zones. The study found that the Phase 2, Phase 3 and late north-northwest trending Phase 4 structures are important in locally upgrading gold zones.

The encouraging results from this structural mapping program, combined with the information obtained from the surface trenching program will assist in determining high grade gold target areas to be tested by follow up diamond drilling scheduled for mid September.

The high-grade corridor was defined by an airborne magnetic survey and diamond-drilling program completed late in 2002. Peter E. Walcott and Associates (geophysical contractor) has recently been contracted to undertake a 12 line-kilometre ground magnetic survey over the northern portion of the Kena Property. The ground magnetic survey will attempt to trace the high-grade gold corridor north to the vicinity of the recently acquired Athabasca gold mine (See News Release of March 4, 2003).

Subsequent to June 30, 2003, Sultan renegotiated an option agreement with Arbutus Resources Ltd. ("Arbutus") of Vancouver, British Columbia to acquire the Silver King Claim Group of properties located adjacent to and contiguous with its Kena Property. This agreement provides a more favourable payment schedule than the original agreement, which had been terminated.

The Properties optioned from Arbutus consist of 24 crown grants and six claims held by record. The terms of the option are that Sultan must make total cash payments of $140,000 ($5,000 paid subsequent to June 30, 2003) and issue 250,000 common shares (50,000 issued) to Arbutus over a four-year period from the date of regulatory approval of the Agreement, which was July 9, 2003. In addition to the above, Sultan must also make a cash payment to Arbutus in 2007 equal to the greater of (a) 120% of the 2007 assessed value of the surface rights for seven claims issued by the British Columbia Assessment Authority in late 2006 or (b) $240,000. In exchange for the above cash and share payments, and at the end of the four year payment period, Sultan will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable to Arbutus, of 3.0% net smelter returns ("NSR") from production with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year) and a further 200,000 common shares of Sultan, due upon receipt of a positive feasibility study on commencement of commercial production. Sultan will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production, at which time the minimum per year royalty payable to Arbutus would be reduced to $20,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year).

The Silver King claim group adjoins the Kena Gold Property and is located 1.5 kilometres southwest of the Gold Mountain discovery zone. This claim group hosts the historic Silver King Mine, which was discovered in the fall of 1886, and commencing after 1896 produced very rich silver-copper ore that gained fame in Canada, the United States and Britain. Production continued until October 1910 when the mine closed. Following the mine closure lessees carried out small-scale intermittent mining operations until 1958. During the early mine life ore was taken over a 7.2 kilometre tramway to the current location

of Nelson, where it was processed in a 300 ton-per-day smelter. Production totalled 243,200 tons averaging approximately 665.15-g/t silver, 3.29% copper, 0.0069% lead, 0.0017% zinc and 0.043g/t gold.

OBJECTIVES FOR 2003

Kena Property 2003 Exploration Program

A two-phase exploration program is recommended for the Kena Property in 2003. The Phase I trenching is completed, detailed geological mapping and ground magnetometer surveying are underway, followed by trenching in the South Gold and Starlight Zones and diamond drilling in the Gold Mountain, South Gold and Great Western Zones. Preliminary work has also been recommended for three additional gold targets, the Tough Nut, Euphrates and Athabasca Zones. This initial exploration program is budgeted at $1.12 million, of which $7,346 has been expended to June 30, 2003. Costs relating to the trenching and other activities continued into the third quarter of fiscal 2003 and have not been fully tabulated. Phase II will consist of a large program of definition and pattern drilling, and is contingent upon the results of Phase I. Due to extreme forest fire hazards throughout Southern British Columbia, any work to be carried out on the project is temporarily suspended.

Emerald Tungsten Mine – British Columbia

Sultan's Emerald Tungsten Property, located near the community of Salmo in southeastern British Columbia, hosts the historic Emerald, Feeney and Dodger Tungsten Mines. This historic property was the largest tungsten producer in British Columbia and the second largest in Canada. The mine closed in 1973 due to low tungsten prices combined with new royalty laws that made the mine less profitable. A recent review of the property indicated potential for considerable additional reserves. In completing this review in 2002, Sultan entered more than 4,000 historic drill hole logs into a digital database. Regrettably, due to low tungsten prices, the Company has no immediate plans for this property.

Jersey Lead-Zinc Property – British Columbia

Sultan continues to hold its interest in the Jersey Property in southeastern British Columbia. This property hosts the former Jersey Mine, which produced 8,500,000 tons of lead-zinc-silver ore and was operated by Canadian Exploration Ltd. (now Placer Dome) until 1973.

Previous work by Sultan has identified a 10 metre wide by 1,900 metre long gold bearing horizon situated adjacent to the historic mine workings. This zone, termed the Bismuth Gold Zone, was drilled by Sultan from 1994-97 and showed an average grade of 2.5 g/t gold. Also, a large zinc soil anomaly, situated 3.0 kilometres south of the former mine, has been identified and exhibits many characteristics of a classic Sedex style target. This property is presently on hold due to historic low lead and zinc prices.

The Jersey and Emerald properties will continue to be reviewed and evaluated with respect to metals prices. The status of the property will continue to be evaluated on a quarterly basis.

Manitoba Nickel Property - Manitoba

In its persistent search for new and significant opportunities, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba in February 2003. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments. Beneath the surficial cover, the geology is believed to consist of rocks belonging to the extension of the prolific Thompson Nickel Belt and the Raglan Nickel Belt. The property lies along strike from a large, nearby nickel prospect currently being explored by Falconbridge Ltd. in a joint venture with Donner Minerals Ltd. The Falconbridge-Donner partnership has announced a proposed $1,000,000 two-phase exploration program for its nearby property.

Sultan is currently seeking a joint venture partner to assist in flying an airborne geophysical survey that would define targets for eventual diamond drill testing.

SULTAN MINERALS INC.
Quarterly Report – June 30, 2003

Management Discussion and Analysis of Financial Condition For The Six Months Ended June 30, 2003 and 2002

Overview

Sultan's principal business is the exploration and development of mineral properties. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Projects are advanced to varying degrees by prospecting, mapping, geophysics and drilling until a decision is made, either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development are warranted. This option requires additional financing and may include option or other forms of ventures with third parties. The mineral exploration business is high risk and most exploration projects do not become mines.

Operating Results

For the three months ended June 30, 2003 ("June Quarter 2003") Sultan incurred a loss of $133,514 ($0.00 per common share compared to the three months ended March 31, 2003 ("March Quarter 2003") loss of $74,343 ($0.00 per common share) and the loss incurred in the three months ended June 30, 2002 ("June Quarter 2002") of $132,903, or $0.00 per common share. For the six months ended June 30, 2003, ("June 2003"), Sultan incurred a loss of $207,857 ($0.01 per common share) compared to a loss of $207,323 ($0. 01 per common share) for the six months ended June 30, 2002 ("June 2002"). Sultan has unrestricted working capital of $579,180 as at June 30, 2003.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses.

Expenses

Six Months Ended June 30, 2003 ("fiscal 2003"), Compared to Six Months Ended June 30, 2002 ("fiscal 2002")

General and administrative expenses totalled $227,766 in fiscal 2003 as compared to $211,780 in fiscal 2002. Management fees of $15,000 were paid to Lang Mining Corporation ("Lang Mining") in fiscal 2003, a private company owned by the Chairman and a director of the Company. No management fees were paid in fiscal 2002. Commencing August 1, 2001, office, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by Sultan and other public companies, on a full cost recovery basis to the various public entities currently sharing office space with Sultan.

Legal, accounting and audit expenses of $25,764 were incurred in fiscal 2003 compared to $16,212 in fiscal 2002. Legal costs were higher in fiscal 2003 than in fiscal 2002 due to increased audit fees and additional legal fees with respect to regulatory activities and the formalization of a stock option plan. The annual audit was completed in the second quarter of each fiscal year.

Office and administration costs of $18,517 were incurred in fiscal 2003 compared to $6,717 in fiscal 2002, due to increased communication costs and costs related to the implementation of new accounting software.

Salaries and benefits of $96,214 were incurred in fiscal 2003 compared to $88,044 in fiscal 2002. The increase relates to the additional reporting and invoicing to the Kinross joint venture, which did not commence until the third quarter of fiscal 2002.

Shareholder communications costs of $60,977 were incurred in fiscal 2003 compared to $85,457 in fiscal 2002. In fiscal 2002, Sultan hired a media relations' consultant to assist with the increased media

attention related to the exploration on the Kena Property located near Ymir, British Columbia at a cost of $22,880 to the Company. There was no comparative expenditure in fiscal 2003. In the first quarter of fiscal 2003 the Company hired Windward Communications to provide investor relations services and $18,235 was expended. There were no investor relations services contracted in fiscal 2002. Transfer agent and filing fees of $17,698 were expended in fiscal 2003 compared to $13,853 in fiscal 2002. Transfer agent fees increase with increased outstanding shares and shareholder activity.

The Company expects administration expenses for fiscal 2003 to remain at the same level as fiscal 2002, unless overall exploration activity carried out by the Company in fiscal 2003 changes significantly from fiscal 2002.

Sultan has recovered overhead of $6,671 in fiscal 2003 compared to $nil in fiscal 2002 from Kinross for acting as the operator for the 2002-2003 work program. There was no comparable recovery in the same period in fiscal 2002, because the Kinross agreement was not signed until September 2002.

Property investigation costs of $2,724 were incurred in fiscal 2003 compared to $12,634 in fiscal 2002. The Company is continually reviewing mineral properties for possible acquisition and costs related to these investigations will vary depending on the complexity, stage and location of the property being reviewed.

Three Months Ended June 30, 2003, Compared to Three Months Ended March 31, 2003, and June 30, 2002

Legal, accounting and audit expenses of $22,427 were incurred in June Quarter 2003 ($3,337 in March Quarter 2003; $12,943 in June Quarter 2002). Legal costs were higher in June Quarter 2003 than in comparative periods due to increased audit fees and additional legal fees with respect to regulatory activities and the formalization of a stock option plan. The audit was completed in the second quarter of each fiscal year and the costs are reflected in the quarterly numbers.

Office and administration costs of $12,963 were incurred in June Quarter 2003 ($5,554 in March Quarter 2003; $1,762 in June Quarter 2002).

Salaries and benefits of $56,045 were incurred in June Quarter 2003 ($40,169 in March Quarter 2003; $$55,930 in June Quarter 2002).

Shareholder communications costs of $38,992 were incurred in June Quarter 2003 ($21,985 in March Quarter 2003; $52,568 in June Quarter 2002). In fiscal 2002, Sultan hired a media relations consultant to assist with the increased media attention related to the exploration on the Kena Property located near Ymir, British Columbia. The media relations costs total $Nil in fiscal 2003 ($Nil in March Quarter 2003; $8,030 in June Quarter 2002. In fiscal 2003 The Company hired Windward Communications to provide investor relations services and $9,638 was expended in June Quarter 2003 ($8,687 in March Quarter 2003), with no comparative expenditure in June Quarter 2002. Transfer agent and filing fees of $12,448 ($5,250 In March Quarter 2003; $9,425 in June Quarter 2002) are also included in shareholder communications costs. The Company expects expenses for fiscal 2003 to remain at the same level as fiscal 2002, unless overall exploration activity carried out by the Company in fiscal 2003 changes significantly from fiscal 2002.

Sultan has recovered overhead of $2,032 ($4,639 in March Quarter 2003; $Nil in June Quarter 2002) from Kinross for acting as the operator for the 2002-2003 work program. There was no comparable recovery in the same period in fiscal 2002, because the Kinross agreement was signed in September 2002.

Property investigation costs of $2,250 were incurred in June Quarter 2003 ($474 in March Quarter 2003; $11,854 in June Quarter 2002). The Company is continually reviewing mineral properties for possible acquisition and costs related to these investigations will vary depending on the complexity, stage and location of the property being reviewed.

SULTAN MINERALS INC.
Quarterly Report – June 30, 2003

Financing Activities and Capital Expenditures

All of Sultan's cash and cash equivalents are held in redeemable certificates of deposit. Under the terms of the Agreement with Kinross, Kinross expended $20,328 in June Quarter 2003 ($46,387 in March Quarter 2003; $Nil in June Quarter 2002). Overhead recovery relating to these expenditures is discussed in the analysis of expenses above. Sultan did not expend significant amounts on any of its mineral properties in the three months ended June 30, 2003, nor were significant expenditures incurred in the three months ended March 31, 2003 and in the three months ended June 30, 2002. The Company's most active property in fiscal 2002 was under option to Kinross until June 2003. Property payments and share issuances on the properties that form the Kena Property remained the responsibility of Sultan and are not included in the expenditures paid by Kinross. During June Quarter 2003, Sultan incurred $24,597 in acquisition costs on the Kena properties ($15,668 in March Quarter 2003; $37,689 in June Quarter 2002). The acquisition costs include common shares issued at various prices and total $14,200 in June Quarter 2003 ($10,500 in March Quarter 2003; $20,400 in June Quarter 2002)

During fiscal 2003 the Company expended $47,611 in acquisition and exploration costs on the Kena property and $1,901 on the Jersey and Emerald properties compared to $409,421 and $5,029, respectively in fiscal 2002. The expenditures on the Kena property in fiscal 2003 included $40,265 on property payments and share issuances, compared to $54,843 in property payments and share issuances in fiscal 2002. Exploration activity in the Kena Property in fiscal 2003 included a recovery of $2,042 on assays and analysis, $7,552 on geological, $1,616 on travel and accommodation and $220 on site activities. In fiscal 2002, expenditures on the Kena Property included $32,541 on assays and analysis, $147,002 on drilling, $154,515 on geological activities including mapping and sampling, $15,429 on site activities and $15,106 on travel and accommodation. Exploration activity on the Kena property did not start until after the termination of the Kinross Agreement, and significant activity could not be undertaken up to the completion of this quarterly report due to extremely dry weather conditions resulting in extreme fire hazards.

In February 2003, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba. In March 2003, Sultan also entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia. The agreement allows Sultan to obtain a 100% interest in the property by making payments of $50,000 ($5,000 paid) and issuing 200,000 common shares (50,000 issued) to the Optionor over a three-year period. Upon completion of the obligations, Sultan will hold a 100% interest in and to the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 67% of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production.

All property payments and share issuances have been made on the Company's mineral property interests. Share issuances are required to be made on several properties throughout the year. The share price recorded for the property acquisition is the closing price of the Company's shares on the TSX Venture Exchange on the date that the share payment is due.

During the six months ended June 30, 2003, 15,000 stock options were exercised at $0.15 to provide $2,250 to the Company.

During the six months ended June 30, 2003, Sultan completed a brokered private placement of 2,500,000 units at a price of $0.20 per unit, for net proceeds of $428,650. Each unit is comprised of one common share and a one-half of a non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company until September 30, 2004, at an exercise price of $0.25. In consideration for arranging the private placement, the agent received a $45,000 commission, a $5,000 administration fee and a corporate finance fee of 50,000 common shares, at a value of $10,500. The agent also received non-transferable agent's warrants exercisable to purchase up to 375,000 common shares at an exercise price of $0.25 until September 30, 2004.

SULTAN MINERALS INC.
Quarterly Report – June 30, 2003

Subsequent to June 30, 2003, a non-brokered private placement was completed with several placees for the issue of 1,250,000 flow-through units at $0.20 per unit for total proceeds of $250,000. Each unit is comprised of one flow-through common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 for a period of 18 months from the date of closing of the private placement. Canaccord Capital Corporation will receive a finder's fee consisting of a cash payment equal to 8% of the gross proceeds derived from the private placement, and 125,000 non-transferable compensation warrants (equal to 10% of the total number of units sold). Each non-transferable compensation warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 for a period of 18 months from the date of closing of the private placement. Proceeds from the private placement are to be used to fund exploration programs in British Columbia and Manitoba.

Risks and Uncertainties

All of Sultan's current exploration projects are located in Canada where the currency is relatively stable. None of Sultan's exploration projects have any identifiable ore reserves and all are currently in the early exploration stage.

Sultan has no source of revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of Sultan's exploration properties within that time frame.

All of Sultan's short to medium-term operating and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from receiving additional external financing if required, it will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For the remainder of fiscal 2003, Sultan will continue to focus its exploration activity on the Kena Property near Ymir, British Columbia and the Manitoba property and will review the status of its Jersey and Emerald properties. Sultan has been unable to carry out its planned summer exploration programs due to the severe dry conditions in the British Columbia interior, which has resulted in forest closures. Exploration activity will commence when weather and forest conditions improve.


SULTAN MINERALS

SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@sultanminerals.com

August 29, 2003

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Quarterly Report for the Period Ended June 30, 2003

On August 29, 2003, Sultan Minerals Inc. ("the Company") distributed its Quarterly Report for the period ended June 30, 2003, to shareholders appearing on the Company's supplemental mailing list.

Sincerely,

(signed)
"Rodrigo A. Romo"

Rodrigo A. Romo
Legal Assistant
for **Sultan Minerals Inc.**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-4741
cc: Alberta Securities Commission
cc: TSX Venture Exchange